PRESS RELEASE
CANADA SOUTHERN PETROLEUM LTD.
FOR IMMEDIATE RELEASE
CANADIAN OIL SANDS NOMINEES APPOINTED TO THE
CANADA SOUTHERN BOARD
Calgary, Alberta, August 29, 2006 — Canada Southern Petroleum Ltd. (“Canada Southern” or the “Company”) (NASDAQ: CSPLF) (TSX: CSW) today announced that Richard C. McGinity and John W.A. McDonald had resigned as directors of the Company, that the Board of Directors has been increased from five directors to six directors, and that Marcel Coutu, Allen Hagerman and Ryan Kubik have been appointed directors of the Company.
Messrs. Coutu, Hagerman and Kubik are senior executives of Canadian Oil Sands Limited (TSX: COS.UN), which has acquired approximately 65% of the outstanding common shares of Canada Southern pursuant to its take-over bid for all of the outstanding common shares of Canada Southern. Messrs. Ray Cej, Don Foulkes and Myron Kanik continue as members of the Board of Directors of Canada Southern. Mr. Coutu has been appointed Chairman of the Board and Mr. McDonald continues as President of the Company.
The Canada Southern Board of Directors continues to recommend holders of the common shares of Canada Southern accept the Canadian Oil Sands U.S.$13.10 per share all cash offer and reject the Canadian Superior Energy Inc. offer which, as of the close of markets on Monday, August 28, 2006 was valued at US$8.11 per share.
If shareholders have already tendered to the current Canadian Superior offer, the Board recommends that shareholders withdraw their shares immediately. For assistance in doing so shareholders are urged to contact the Proxy Advisory Group at toll free 1-866-678-1770.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 15,052,770 shares outstanding.

Important Legal Information
This press release may be deemed to be solicitation material in respect of the pending offers by Canadian Oil Sands and/or Canadian Superior Energy to acquire all of the outstanding common shares of Canada Southern. Canada Southern has filed in Canada and mailed to its shareholders separate Directors’ Circulars and supplemental Notices of Change to Directors’ Circulars and has filed with the United States Securities and Exchange Commission (the “SEC”) Solicitation/Recommendation Statements on Schedule 14D-9 which include the Directors’ Circulars and Notices of Change to Directors’ Circulars as exhibits thereto. These documents set forth the full response of the Board of Directors of Canada Southern to the Canadian Oil Sands offer and the Canadian Superior Energy offer. Shareholders are urged to read the Directors’ Circulars and the Notices of Change to Directors’ Circulars, as well as the related Solicitation/Recommendation Statements on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain, and will contain, important information. Shareholders may obtain free copies of the Directors’ Circulars, the Notices of Change to Directors Circulars and any other documents filed by Canada Southern in connection with the offers free of charge at the SEC’s website at www.sec.gov, from Canada Southern at www.cansopet.com, or by contacting The Proxy Advisory Group, LLC, the information agent retained by Canada Southern, at North American Toll Free Number: (866) 678-1770.
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For further information, please contact:

Media	Investors
Longview Communications Inc.	The Proxy Advisory Group, LLC
David Ryan	Toll free: (866) 678-1770
(604)694-6031

Josh Pekarsky
(604)694-6030